ADITYA BIRLA GROUP

Ref: AM:PVK:2348:2008

Date:-25th January, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

[redacted]

08000585

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

Sub: <u>Employees Stock Option Scheme -2006 (ESOS)</u>

This is to inform you that the ESOS Compensation Committee of the Board of Directors of the Company has today approved grant of 10,33,140 Stock Options to the Employees of the Company, including the Managing Director, under the "Employee Stock Option Scheme – 2006" (ESOS-2006), each option being convertible into One Equity Share of the Company upon vesting, at a price of Rs.150.10 per share. Subject to the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the terms of the ESOS – 2006, the options will vest in 4 equal annual instalments after one year of the grant and shall be exercisable within a period of 5 years from the date of vesting.

Further 2,56,590 options granted earlier are also cancelled due to transfer and resignation of some of the employees.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Company Secretary

PROCESSED
FEB 1 1 2008
THOMSON
FINANCIAL

END